Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Don E. Felice	123 South Broad Street	Direct Dial
Admitted in Pennsylvania, New Jersey	Avenue of the Arts	(215) 772-7385
Philadelphia, PA 19109-1029
	215-772-1500	dfelice@mmwr.com
Fax 215-772-7620
September 26, 2011
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Annual Report Dated June 30, 2010
Dear Ms. Hatch:
This correspondence is being provided to you in response to your comments and questions (“Staff Comment”) communicated during our September 8, 2011 telephone conversation with respect to Registrant’s Annual Report dated June 30, 2010.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.
1. You noted that when you compared the financial highlights tables in the Annual Report to the fee tables in the subsequently filed November 1, 2010 prospectuses, there were some differences and inquired as to why this was the case.
     Response: As we discussed, most of the portfolios of the Trust operate on a “multi-manager” basis. On occasion, the roster of sub-advisors (referred to by the Trust as “Specialist Managers”) serving one or more portfolios may change between the fiscal year end of June 30 and the date on which the prospectus is filed, some four months later. Because the Trust’s Specialist Managers are paid directly by the portfolios they serve, in such cases the change may materially affect the management fees paid by a portfolio. Such material changes are reflected in the fee tables in the prospectus so as to prevent them from being misleading.
2. You noted that the Institutional Value and Institutional Growth Portfolios held significant (although under 20%) positions in fixed income securities and derivatives and stated that you did not see such strategies discussed in the prospectus.
t    Philadelphia, PA       t   Cherry Hill, NJ     t     Wilmington, DE       t   Berwyn, PA      t   West Chester, PA   t

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Laura Hatch
September 26, 2011

     Response: During our conversation, I directed you to the discussion of PIMCO’s investment selection process (located at page 81 of the HC Advisors Shares prospectus) which describes that manager’s use of fixed income securities and derivatives.
3. You stated that you did not see the required discussion of whether the Board had an independent Chair or a lead independent Trustee in the Statement of additional Information (“SAI”).
     Response: During our conversation, I assured you that the required disclosure had been included in the Trust’s SAI. I direct your attention to the last sentence of the last full paragraph on page six of the SAI filed on November 1, 2010, where you will find the relevant disclosure.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,
/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion Audrey C. Talley Kristin Schantz